

July 1, 2024

Roger A. Jeffs, Ph.D.
Chief Executive Officer
Liquidia Corporation
419 Davis Drive, Suite 100
Morrisville, North Carolina 27560

      Re: Liquidia Corporation
          Registration Statement on Form S-3
          Filed June 27, 2024
          File No. 333-280540

Dear Roger A. Jeffs Ph.D.:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alan Campbell at 202-551-4224 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Emilio Ragosa, Esq.